UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

PARTNERRE LTD.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

G6852T105
(CUSIP Number)

David Wermuth, Esq. Stone Point Capital LLC 20 Horseneck Lane Greenwich, CT 06830 (203) 862-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6852T105

1.	Name of Reporting Person Trident III, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 3,404,412

		8.	Shared Voting Power 640,804

		9.	Sole Dispositive Power 3,404,412

		10.	Shared Dispositive Power 640,804

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,045,216

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%*

14.	Type of Reporting Person PN

*	The calculation of the foregoing percentage is based on 60,499,448 shares of Common Stock of the Issuer outstanding. Please see Item 5.

CUSIP No. G6852T105

1.	Name of Reporting Person Trident III Professionals Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 82,679

		8.	Shared Voting Power 640,804

		9.	Sole Dispositive Power 82,679

		10.	Shared Dispositive Power 640,804

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 723,483

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%*

14.	Type of Reporting Person PN

*	The calculation of the foregoing percentage is based on 60,499,448 shares of Common Stock of the Issuer outstanding. Please see Item 5.

CUSIP No. G6852T105

1.	Name of Reporting Person Trident Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 3,404,412

		8.	Shared Voting Power 640,804

		9.	Sole Dispositive Power 3,404,412

		10.	Shared Dispositive Power 640,814

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,045,216

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%*

14.	Type of Reporting Person PN

*	The calculation of the foregoing percentage is based on 60,499,448 shares of Common Stock of the Issuer outstanding. Please see Item 5.

CUSIP No. G6852T105

1.	Name of Reporting Person Stone Point GP Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 82,679

		8.	Shared Voting Power 640,804

		9.	Sole Dispositive Power 82,679

		10.	Shared Dispositive Power 640,804

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 723,483

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 1.2%*

14.	Type of Reporting Person PN

*	The calculation of the foregoing percentage is based on 60,499,448 shares of Common Stock of the Issuer outstanding. Please see Item 5.

CUSIP No. G6852T105

1.	Name of Reporting Person Stone Point Capital LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 3,487,091

		8.	Shared Voting Power 640,804

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,127,895

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%*

14.	Type of Reporting Person PN

*	The calculation of the foregoing percentage is based on 60,499,448 shares of Common Stock of the Issuer outstanding. Please see Item 5.

The Schedule 13D filed on October 13, 2009 (the “Initial Schedule 13D”) jointly on behalf of Stone Point Capital LLC (“Stone Point”), Trident Capital III, L.P. (“Trident GP”), Stone Point GP Ltd. (“Trident PF GP”), Trident III, L.P. (“Trident III”), Trident III Professionals Fund, L.P. (“Trident III PF” and, together with Trident III, the “Stone Point Partnerships” and, together with Stone Point, Trident GP and Trident PF GP, the “Reporting Persons”), relating to the common shares, par value $1.00 per share (the “Common Stock”), of PartnerRe Ltd., a Bermuda exempted company (the “Issuer”), is hereby amended and supplemented as set forth below (the Initial Schedule 13D, as amended hereby, the “Schedule 13D”).  Where disclosure made in one Item in the Initial Schedule 13D was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Schedule 13D.  Capitalized terms used herein but not defined herein have the respective meanings defined in the Initial Schedule 13D.

Item 2.                       Identity and Background

The second paragraph of Item 2 is hereby deleted and replaced with the following paragraph:

The sole general partner of Trident III is Trident GP.  As the general partner of Trident III, Trident GP may be deemed to have voting and investment power with respect to securities of the Issuer that are held by Trident III.  The general partners of Trident GP are four single member limited liability companies that are owned by individuals who are also members of Stone Point (James D. Carey, Charles A. Davis, Meryl D. Hartzband and David Wermuth).  The Investment Committee of Trident GP consists of James D. Carey, Charles A. Davis, Stephen Friedman, Meryl D. Hartzband, David Wermuth and Nicolas Zerbib.

The fifth paragraph of Item 2 is hereby deleted and replaced with the following paragraph:

Stone Point is a Delaware limited liability company and its principal business is serving as the manager of private equity funds, including Trident III and Trident III PF.  Trident GP is a Cayman Islands limited partnership whose principal business is serving as the sole general partner of Trident III.  Trident PF GP is a Cayman Islands limited company whose principal business is serving as the sole general partner of Trident III PF.  Each of the Stone Point Partnerships is a Cayman Islands limited partnership whose principal business is investing in securities and assets of companies operating in the financial services industry.  The registered office of each of the Stone Point Partnerships is c/o Citco Trustees (Cayman) Limited, 89 Nexus Way, Camana Bay, P.O. Box 31106, SMB Grand Cayman, Cayman Islands.  The business office of Stone Point is 20 Horseneck Lane, Greenwich, CT 06830.

Item 2 is amended and supplemented by substituting Schedule I attached hereto for the version attached to the Initial Schedule 13D.

Item 3.                       Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by the addition of the following paragraph:

Pursuant to a Share Repurchase Agreement, dated as of December 4, 2012, by and among the Issuer and Trident III and a Share Repurchase Agreement, dated as of December 4, 2012, by and among the Issuer and Trident III PF (together with Trident III, the “Sellers”), the Sellers agreed to sell, and the Issuer agreed to purchase, a total of 633,572 shares of Common Stock owned by the Sellers for a total purchase price of $51,325,667.72 at $81.01 per share of Common Stock (which represents a discount from the closing price of the shares of Common Stock on the New York Stock Exchange on December 4, 2012). Contemporaneously, the Sellers understand that Procific sold 116,428 shares of Common Stock to the Issuer on substantially similar terms (this sale, together with the sale by Sellers, the “Repurchase”).  The information set forth in response to this Item 3 is qualified in its entirety by reference to the Share Repurchase Agreements (which are attached hereto as Exhibit J and Exhibit K and are incorporated herein by reference thereto).

Item 5.                       Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows.

The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference thereto.

(a), (b) The following disclosure assumes that there are 60,499,448 shares of Common Stock outstanding.  The Issuer indicated that as of October 31, 2012, 61,249,448 shares of Common Stock were outstanding, which number of shares has been reduced, for the purposes of this disclosure, to reflect the Repurchase.

Pursuant to the Procific Letter Agreement, the Stone Point Partnerships and their affiliates may be deemed to have voting and dispositive power with respect to the 640,804 shares of Common Stock held by Procific.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  (i) Trident III may be deemed to beneficially own an aggregate of 4,045,216 shares of Common Stock (consisting of the 3,404,412 shares of Common Stock that it holds and the 640,804 shares of Common Stock held by Procific), representing approximately 6.7% of the Common Stock outstanding; (ii) Trident III PF may be deemed to beneficially own an aggregate of 723,483 shares of Common Stock (consisting of the 82,679 shares of Common Stock that it holds and the 640,804 shares of Common Stock held by Procific), representing approximately 1.2% of the Common Stock outstanding; (iii) in its capacity as sole general partner of Trident III, Trident GP may be deemed to beneficially own an aggregate of 4,045,216 shares of Common Stock (consisting of 3,404,412 shares of Common Stock held by Trident III and the 640,804 shares of Common Stock held by Procific), representing approximately 6.7% of the Common Stock outstanding; (iv) in its capacity as sole general partner of Trident III PF, Trident PF GP may be deemed to beneficially own an aggregate of 723,483 shares of Common Stock (consisting of 82,679 shares of Common Stock held by Trident III PF and the 640,804 shares of Common Stock held by Procific), representing approximately 1.2% of the Common Stock outstanding; and (v) in its capacity as the manager of Trident III and Trident III PF, Stone Point may be deemed to beneficially own an aggregate of 4,127,895 shares of Common Stock (consisting of 3,404,412 shares of Common Stock held by Trident III, 82,679 shares of Common Stock held by Trident III PF and the 640,804 shares of Common Stock held by Procific), representing approximately 6.8% of the Common Stock outstanding.

In its role as manager of Trident III and Trident III PF, Stone Point has authority delegated to it by Trident GP and Trident PF GP to exercise voting rights with respect to the aggregate of 4,127,895 shares of Common Stock that are held by Trident III, Trident III PF and Procific, but does not have any power with respect to disposition of such shares of Common Stock.

The investment decisions of Trident GP are made by the Investment Committee of Trident GP or by a majority of the general partners of Trident GP named in Item 2 of this Schedule 13D.  Each of the members of the Investment Committee and the general partners of Trident GP disclaims beneficial ownership of the shares of Common Stock that Trident GP may be deemed to beneficially own.

The investment decisions of Trident PF GP are made by the directors of Trident PF GP named in Item 2 of this Schedule 13D.  Each of the directors of Trident PF GP disclaims beneficial ownership of the shares of Common Stock that Trident PF GP may be deemed to beneficially own.

The investment decisions of Stone Point are made by the members of Stone Point named in Item 2 of this Schedule 13D.  Each of the members of Stone Point disclaims beneficial ownership of the shares of Common Stock that Stone Point may be deemed to beneficially own.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 7.                       Material to Be Filed as Exhibits

Exhibit	Description

A.	Joint Filing Agreement dated as of October 13, 2009 by and among the Reporting Persons (incorporated by Reference as Exhibit A to the Schedule 13D filed by the Reporting Persons on October 13, 2009).

B.
Securities Purchase Agreement dated as of July 4, 2009 among the Issuer, PARIS RE Holdings Limited and the sellers named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 9, 2009).

C.
Amendment No. 1 to the Securities Purchase Agreement dated as of July 17, 2009 among the Issuer, PartnerRe Holdings II Switzerland GmbH, PARIS RE and the sellers named therein (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 22, 2009).

D.
Amendment No. 2 to the Securities Purchase Agreement dated as of September 28, 2009 among the Issuer, PartnerRe Holdings II Switzerland GmbH, PARIS RE and the sellers named therein (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on September 29, 2009).

E.
Investor Agreement dated as of October 2, 2009 among the Issuer and each of the Stone Point Partnerships (incorporated by Reference as Exhibit E to the Schedule 13D filed by the Reporting Persons on October 13, 2009).

F.
Registration Rights Agreement dated as of October 2, 2009 among the Issuer and each of the Stone Point Partnerships, (incorporated by Reference as Exhibit F to the Schedule 13D filed by the Reporting Persons on October 13, 2009).

G.
Form of Promissory Note among each of the Stone Point Partnerships and the Issuer (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer on September 29, 2009).

H.
Letter Agreement dated as of July 25, 2009 among the Issuer, Procific and each of the Stone Point Partnerships, (incorporated by Reference as Exhibit H to the Schedule 13D filed by the Reporting Persons on October 13, 2009).

I.
Letter Agreement dated as of September 28, 2009 among the Issuer and each of the Stone Point Partnerships, (incorporated by Reference as Exhibit I to the Schedule 13D filed by the Reporting Persons on October 13, 2009).

J.	Share Repurchase Agreement, dated as of December 4, 2012, by and among the Issuer and Trident III.

K.	Share Repurchase Agreement, dated as of December 4, 2012, by and among the Issuer and Trident III PF.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2012

Trident III, L.P.

By:	Stone Point Capital LLC, as manager

	By:	/s/ David Wermuth
Name: David Wermuth
Title: Principal

Trident III Professionals Fund, L.P.

By:	Stone Point Capital LLC, as manager

	By:	/s/ David Wermuth
Name: David Wermuth
Title: Principal

Trident Capital III, L.P.

By:	DW Trident GP, LLC, a general partner

By:	/s/ David Wermuth
Name: David Wermuth
Title: Sole Member

Stone Point GP Ltd.

By:	/s/ David Wermuth
Name: David Wermuth
Title: Director

Stone Point Capital LLC

By:	/s/ David Wermuth
Name: David Wermuth
Title: Principal

SCHEDULE I

Members of Stone Point Capital LLC

Set forth below is the name and principal occupation of each of the members of Stone Point Capital LLC (“Stone Point”), each general partner of Trident Capital III, L.P. (“Trident GP”), each member of the Investment Committee of Trident GP and each director of Stone Point GP Ltd. (“Trident PF GP”).  Each of the following individuals is a United States citizen.  The business address of each officer is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

Name and Office	Principal Occupation

Charles A. Davis Chief Executive Officer, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident GP Director, Trident PF GP	Private Equity Investor, Stone Point

Stephen Friedman Chairman, Stone Point Member of Investment Committee, Trident GP	Private Equity Investor, Stone Point

Meryl D. Hartzband Chief Investment Officer, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident GP Director, Trident PF GP	Private Equity Investor, Stone Point

James D. Carey Senior Principal, Stone Point General Partner (through single-member limited liability company) and member of Investment Committee, Trident GP Director, Trident PF GP	Private Equity Investor, Stone Point

David J. Wermuth

Senior Principal and General Counsel, Stone Point

General Partner (through single-member limited liability company) and member of Investment Committee, Trident GP

Director, Trident PF GP
Private Equity Investor, Stone Point

Name and Office	Principal Occupation

Nicholas D. Zerbib Senior Principal, Stone Point Member of Investment Committee, Trident GP	Private Equity Investor, Stone Point